NEWS RELEASE 08-28	NOVEMBER 14, 2008

FRONTEER REPORTS THIRD QUARTER RESULTS

Fronteer Development Group Inc. ("Fronteer" or the "Company") (FRG –TSX/AMEX) reports its financial and operating results for the three and nine months ended September 30, 2008. Details of the Company’s financial results are described in the unaudited consolidated financial statements and Management’s Discussion and Analysis for the three and nine months ended September 30, 2008. These and further details on each of Fronteer’s projects and activities can be found on the Company’s website: http://www.fronteergroup.com and on SEDAR at http://www.sedar.com. All amounts are presented in Canadian dollars unless otherwise stated.

OVERVIEW

The Company is a gold-focused exploration and development company committed to discovering and advancing deposits with strong production potential. The company’s vision is to advance a robust pipeline of projects stretching from exploration through to production.

The Company has an interest in several major gold and copper-gold projects throughout Nevada, USA and northwest Turkey. Fronteer is also a founder and largest shareholder at 42.2% of Aurora Energy Resources Inc. (“Aurora”), a company focused on advancing a pipeline of growing uranium deposits in Labrador, Canada. Aurora is listed on the Toronto Stock Exchange under the symbol AXU.

The Company’s shares are listed on the Toronto Stock Exchange and the NYSE Alternext-US under the symbol FRG.

Significant events for the nine months ending September 30, 2008 through the date of this report are:

Recent drilling at Long Canyon has extended high-grade, oxide gold mineralization by 33 per cent along strike to 1.6 kilometres and revealed a new parallel zone of mineralization (see news release dated September 29, 2008). The Company earned a 51% interest in the project and operates as project manager. Ongoing funding for the project will be shared 51% / 49% between the Company and its joint venture partner AuEx Ventures Inc.

Signing of a joint venture agreement with Newmont where Newmont may earn an initial 51% interest in Sandman by contributing mineral interests to the joint venture, spending a minimum US$14,000,000 on exploration and making a production decision supported by a bankable feasibility study by June 2011. Newmont has recently completed its 2008 Sandman development program, which comprised 37 holes and 2,800 metres of drilling. Assay results are pending.

The Company has completed a new resource estimate for its 100%-owned Northumberland gold project, increasing the gold-equivalent resource to 2,440,000 ounces indicated and a further 804,400 ounces inferred. The Company believes the resource size at its Northumberland project is sufficient to commence technical engineering studies to evaluate various development options for the project.

EXPLORATION PROJECTS

Exploration and acquisition expenditures, net of recoveries but including stock-based compensation, for the nine months ended September 30, 2008 and 2007 totalled $12,422,039 and $nil in Nevada, USA, $139,606 and $635,558 in Turkey and $95,508 and $4,046,353 in the Yukon, Canada. The properties in the USA were acquired with the purchase of NewWest at the end of September 2007, and thus there are no expenditures for the corresponding nine months ended September 30, 2007.

Among its Eastern Great Basin (“EGB”) properties, the Company earned a 51% interest in the Long Canyon joint venture upon completion of US$5,000,000 in exploration expenditures in September 2008. The Company is manager of the joint venture and will be responsible for 51% of the costs of the venture going forward. For the nine months ended September 30, 2008, the Company has spent a total of $3,440,658 exploring Long Canyon, net of recoveries, but including stock based compensation and has drilled a total of 13,641 metres in 84 holes.

Drilling also commenced at KB in August with a total of five holes now completed with results announced November 5, 2008. Mapping and geological sampling were conducted at the remaining EGB properties. Plans for 2009 for all of the EGB properties are currently being developed.

At Northumberland in Nevada, the Company has completed a new resource estimate for the project, increasing the gold-equivalent resource. The Company believes the resource size is sufficient to commence technical studies to evaluate development options for the property. The Company has currently suspended its surface exploration activities at Northumberland in favour of initial engineering and metallurgical work on the property. These studies will assist the Company in planning further work required to complete a scoping study on the project.

In June 2008, the Company and Newmont signed a joint-venture agreement whereby Newmont may earn an initial 51% interest in Sandman by contributing mineral interests to the joint venture, spending a minimum US$14,000,000 on exploration and making a production decision by June 2011. The ongoing program is focused on the Southeast Pediment, Silica Ridge, Abel Knoll and North Hill deposits for the purposes of: confirming the character of near surface gold mineralization; obtaining bulk metallurgical material for mill grade and potential heap leach metallurgical tests; and, improving the understanding of the geology and controls on gold mineralization. As of September 30, 2008, Newmont had completed 2,800 metres of drilling in a total of 37 shallow drill holes. Assay results for all holes are pending.

At the Halilaga project in Turkey, a total of 2,640 metres were drilled in 13 holes by Teck Cominco’s Turkish subsidiary (“TCAM”) at several large and untested geochemical/geophysical targets approximately four kilometres southeast of the Kestane zone. Assay results are pending. As at September 30, 2008, TCAM had spent approximately $1,430,000 out of its US$3,000,000 earn in obligation at Halilaga.

SELECTED FINANCIAL DATA

This summary of selected financial data should be read in conjunction with the Management Discussion and Analysis ("MD&A") and the unaudited consolidated financial statements and related notes thereto for the periods indicated.

	(Unaudited) For the three months ended		(Unaudited) For the nine months ended
	September	September 30,	September 30,	September 30,
	30, 2008	2007	2008	2007
Net loss	$5,086,188	$3,868,201	$12,669,615	$14,499,061
Total comprehensive loss	$5,086,188	$6,210,294	$17,458,103	$14,875,359
Basic and diluted loss per share	$0.06	$0.06	$0.15	$0.22
Cash invested in mineral properties	$5,316,841	$2,804,404	$11,077,879	$5,522,888
Cash generated by financing activities	-	-	$129,800	$68,435,554

	As at
	September 30, 2008
	(Unaudited)	December 31, 2007
Cash	$87,463,924	$99,039,334
Working capital	$85,248,265	$96,903,057
Total assets	$414,685,548	$426,437,437
Investment in Aurora Energy
Resources Inc.(1)	$75,618,321	$76,696,684
Shareholders’equity	$356,441,018	$366,849,777

(1)

Fronteer accounts for its investment in Aurora using the equity method of accounting. At September 30, 2008, the Company owned 42.2% of Aurora compared to 42.3% at December 31, 2007. As at September 30, 2008, the value of the Company’s investment in Aurora was $45,802,057

The Company’s net loss for the three months ended September 30, 2008 was $5,086,188 or $0.06 per share compared to a net loss of $3,868,201 or $0.06 for three months ended September 30, 2007. The Company’s net loss for the nine months ended September 30, 2008 was $12,669,615 or $0.15 per share compared to a net loss of $14,499,061 or $0.22 per share for nine months ended September 30, 2007. Contributing to the period-over-period differences was the recognition of increased operating expenses such as, wages and benefits, property investigation, office and general, accounting and audit and professional fees. A significant decrease was noted in stock-based compensation expense year over year. Also the Company experienced increases in other income due to the recognition of a gain on the sale of Latin American Minerlas Inc. (“LAT”) and a decreased equity loss pickup in Aurora.

LIQUIDITY

At September 30, 2008, the Company had cash on its balance sheet of $87,463,924 and working capital of $85,248,265 as compared to cash of $99,039,334 and working capital of $96,903,057 at December 31, 2007. The change in cash and working capital of $11,575,410 and $11,654,792, respectively, is primarily due to sale of the Company’s investment in LAT for which the Company received proceeds of $5,295,450, offset by cash exploration expenditures of $11,077,879, the placement of additional reclamation bonds of $1,586,729, and cash used in operations of $3,860,664.

The Company currently has no operating revenues other than interest income and relies primarily on equity financing as well as the exercise of options to fund its exploration and administrative costs.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has an extensive portfolio of advanced stage gold projects in Nevada, a 40% interest in three gold and copper-gold projects in western Turkey, and a 42.2% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo President and CEO
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Christopher Lee, P. Geo, Chief Geoscientist for Fronteer Development Group., is the designated Qualified Person who has prepared the Northumberland resource estimate. Mineral resources have been estimated in accordance with the standards adopted by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Council in November 2003, as amended, and prescribed by the Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects. The mineral resource estimate is as of May 1, 2008 and was conducted using a combination of Ordinary Kriging (gold) and Inverse-Distance Weighting (silver) grade interpolations within an ‘unwrinkled' 3-D block model in Gemcom software. A total of 17,149 assays from 1,119 drill holes (core, RC and rotary drilling) were capped and composited to 10 ft lengths, then separated into high and low grade domains within three distinct mineralized horizons, constrained by hand-digitized, 3-D solids. Each horizon was ‘unwrinkled' into a separate flat horizon to facilitate continuous interpolation across variably dipping segments of the deposit, then back-transformed into real space. Densities were based on 295 s.g. measurements and assigned according to lithological proportions in different areas of the deposit and degree of oxidation. Three different resource types were defined in order to reflect the different anticipated costs of extraction for open pit versus underground mining, and heap leach versus sulfide processing. Cut-off grades for each resource type were estimated using cost ranges of existing operations for various parameters, such as mining and processing costs, metal recoveries, general and administrative, sales and refining costs, and an assumed gold price of $700 per ounce. The three different resource types are: open pit oxide and sulfide, based on gold cyanide extraction ratios (oxide resource = cyanide leach assay/fire assay greater than 0.5), and underground, based on depth below surface (2,286-metre elevation, constrained by preliminary internal Lerchs-Grossman pit optimizations). Mineral resources were classified according to: (i) geological confidence, (ii) number of drill holes, and (iii) average distances to samples used in each block estimate. Further details of the estimation procedure are available in the amended and restated NI 43-101 report, which is available on SEDAR (www.sedar.com). AuEq calculated at a Au:Ag ratio of 50:1, and assumes 100% recovery of both metals

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, timing of resource calculation, timing of exploration programs and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington,

D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.